

Mail Stop 4561

March 24, 2016

Engchoon Peh
Chief Executive Officer
Road Marshall, Inc.
194 Pandan Loop #05-08
Singapore 128383

> **Re: Road Marshall, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 8, 2016**
> **File No. 333-208472**

Dear Mr. Peh:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Directors and Executive Officers and Corporate Governance, page 23

1.   Please revise the biographical information for executive officers other than Mr. Guojin Bai to describe the principal businesses of the corporations for which they work. Also, please revise the biographical information for each of your directors to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each should serve as a director for your company. Refer to Item 401(e) of Regulation S-K.

Please contact Bernard Nolan, Attorney-Advisor, at (202) 551-6515 or, in his absence, me at (202) 551-3456 with any questions.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Attorney-Advisor
Office of Information
Technologies and Services

cc: Jeffrey DeNunzio
         V Financial Group, LLC